Filed by Big Cypress Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Big Cypress Acquisition Corp.

Commission File No.: 001-39871

Date: July 7, 2021

1. The following social media post was uploaded to LinkedIn by SAB Biotherapeutics, Inc..

Filed by Big Cypress Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Big Cypress Acquisition Corp.

Commission File No.: 001-39871

Date: July 7, 2021

2. The following social media post was uploaded by Samuel J. Reich, Chief Executive Officer of Big Cypress Acquisition Corp. to Twitter and LinkedIn platforms.